.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DCBOOKS, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 25, 2022

Physical address of issuer
4236 Pear Plain Lane
Machipongo, VA 23405

Website of issuer
http://d-books.com/

Name of intermediary through which the Offering will be conducted
ChainRaise

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Membership Interest

Target number of Securities to be offered
200,000

Price (or method for determining price)
$1.00

Target offering amount
$200,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$3,000,000.00

Deadline to reach the target offering amount
August 06, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income / (Loss)	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 29, 2024



FORM C

Up to $3,000,000.00

Dcbooks, LLC

Membership Interest

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Dcbooks, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Membership Interest of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $200,000.00 and up to $3,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $5000 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$5000	$250	$4750
Aggregate Minimum Offering Amount	200,000.00	$10,000.00	$190,000.00
Aggregate Maximum Offering Amount	$3,000,000.00	$150,000.00	$2,850,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://d-books.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 29, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: **http://d-books.com/**

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

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SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Dcbooks, LLC (the "Company") is a Delaware Limited Liability Company, formed on 4/25/2022.

The Company is located at 4236 Pear Plain Lane, Machipongo, VA 23405.

The Company's website is http://d-books.com/

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Dcbooks is establishing itself as the go to company for all things crypto accounting, covering key verticals such as: invoicing, payroll, reconciliation into existing accounting platforms, token distribution, intelligent contract and access to various Decentralized Finance ("Defi") products creating new revenue streams for crypto based companies.

The Dcbooks accounting platform acts as a layer two solution to existing accounting platforms which means we can enhance current accounting setups as opposed to requiring a large software overhaul and transfer of data over to a new solution. This integration can be achieved through existing accounting platforms such as Sage, Xero and quick books or integrated directly into a bank account allowing users to reconcile banking outputs without the need for an existing accounting system. Dcbooks also has the ability to integrate with Shopify, Woo Commerce and other leading E-commerce solutions empowering online shop owners with the ability to accept new revenue streams across a wide range of cryptocurrencies.

The Offering

Minimum amount of Units Membership Interest being offered	200,000
Total Units of Membership Interest outstanding after Offering (if minimum amount reached)	17,200,000
Maximum amount of Units Membership Interest	3,000,000
Total Units of Membership Interest outstanding after Offering (if maximum amount reached)	20,000,000
Purchase price per Security	$1
Minimum investment amount per investor	$5000
Offering deadline	06 August 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

RISK FACTORS

THE MEMBERSHIP CERTIFICATES OFFERED BY THIS MEMORANDUM INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE REGARDED AS A SPECULATIVE INVESTMENT. THEREFORE, ONLY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT SHOULD CONSIDER PURCHASING MEMBERSHIP CERTIFICATES. THIS MEMORANDUM, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT OR INCORPORATED BY REFERENCE HEREIN ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS, INCLUDING WITHOUT

LIMITATION STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS, OR STRATEGIES REGARDING THE FUTURE, INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS MEMORANDUM.

The Company faces a number of uncertainties that will determine survival, growth, and profitability of the Company. Below are a few of the critical risk factors that the Company will encounter during its operations:

Projected Operating Profitability

The Company was formed in April 2022, has a limited operating history from which to project future success, is operating at a financial loss, and anticipates to do so until approximately eighteen (18) months after the closing of the maximum round in this financing. There can be no assurance that the Company will turn a profit in the near future or at all. In order to finance operations, the Company may need to raise additional capital, and there is no guarantee that it will be able to do so, or that it will be able to raise funds at a valuation that would be attractive to existing members.

Ability to Attract and Retain Talented Employees

The competition for talented employees is intense. The Company's success is dependent on its ability to attract and retain key employees. If it is unable to attract and retain key employees, the business could be harmed.

Reliance on Certain Key Individuals

The Company plans to have a Key Man Insurance policy for David Pedrini, if that policy can be obtained at a reasonable commercial cost. The leadership, management, coding and networking experience of this individual will be crucial in successfully licensing the technology to customers at a reasonable cost and on a timely schedule. In the event David Pedrini was to die, become disabled, leave the Company, or for any other reason be unable to continue to lead the Company during its growth program, it may be extremely difficult to find another executive to replace this key individual and the process for both finding and then training a replacement could take a long period of time and this could result in insolvency for the Company. While a Key Man Insurance policy may mitigate some of the loss to the Company in the event of the death of David Pedrini, it would not provide any cash in the event of a disability or a departure from the Company.

Protection of Intellectual Property (IP)

While the Company does not have any patent applications at this time, the Company is spending funds even now jointly working on products and ideas with Rutgers University. The Company will own any IP according to the written contract. Any patents applications submitted would be the property of the Company. However, there is no guarantee that these future patent applications will result in issued patents, nor is there any guarantee of the claims that may be allowed by the USPTO, WIPO, or any other national or regional patent offices. There is also no guarantee that the Company can develop new trade secrets, nor any guarantee that these trade secrets can be maintained in the future.

The Company will do its best to protect its IP with Non-Disclosure Agreements (NDAs), non-compete agreements, written employment agreements and with restricted access to code work.

However, non-compete agreements are not binding in some countries and locations and so the Company will be sure that IP protection is of paramount importance.

Furthermore, there are potential competitors who might try to design around the Company's intellectual property. This is a risk which is very hard to protect from especially in certain countries like China which routinely steal IP. Even holding patents will not protect from this risk. In the future, while patent infringement insurance might provide some funds for a patent infringement defense, if the Company were to even obtain that insurance, the reality is that defending a patent against a well-financed and very large adversary takes years of effort and potentially millions of dollars.

Long Lead time for Customer Acquisition
While the Dcbooks platform can be quickly integrated into customers' systems with an absolute minimum of time required for integration and/or programming, the lead time for sales, design and coordination work generally takes a few months. Thus, the adoption and sale of Dcbooks platform service is harder to estimate in terms of timing and the amount of work which needs to be done to get the work completed. Thus, the pro forma figures may be subject to timing considerations beyond the control of the Company.

Legislative Risk
There is also the risk that Federal or State legislative changes (and/or international banking or country legislative changes) may impact the cryptocurrency market and that in turn would impact on valuation and sales of Dcbooks products. In order to finance operations, the Company may need to raise additional capital, and there is no guarantee that it will be able to do so, or that it will be able to raise funds at a valuation that would be attractive to existing members. Inaccurate Financial Projections. The financial plans are based on assumptions which may be reasonable but may not be accurate either in timing or in quantity.

Competitive Nature of the Crypto Market
The cryptocurrency industry is growing very rapidly and is expected to increase from approximately $1.2 trillion in June 2022 to an anticipated $12 trillion by the end of 2027, according to Global Newswire in February 2022. The industry however, is still in its early stages and is still developing new standards while responding to new requirements from its existing and potential new users.

The Company will have to keep investing time, money and effort into keeping its cryptocurrency book-keeping platform to the highest possible standard. This may require significant additional funds or may require adding external experts while the Company enhances the structure of its platform. Actual testing of the application will take place once a prototype is constructed, but the actual results could differ from the theoretical results, and if such differences are materially overstated, that would have a very negative impact on the operations of the Company and could render the device as not having any commercial interest to potential buyers.

Additionally, this industry is much like an oligarchy, and if one Company can secure significant capital and dominate the industry, then smaller cryptocurrency book-keeping platforms may not appeal to commercial interests. Thus, then in addition to having excellent crypto platform, the ability to develop product, expand sales and marketing, and having access to capital may be key components of being able to dominate this industry.

Getting Ranked by Independent Software Evaluators
While the Company is confident that external independent software evaluators, would most likely rate the Company's existing platform as superior to virtually
every other platform, the Company has not yet spent the money or time to receive this external validation. One use of the funds from an investor would be to do this kind of independent review. However, this review cannot take place until the software product is completed. Further, this review will also be based on actual use by customers, so it may take some months before there is sufficient utilization of the software that Gartner could evaluate the software to its full potential.

An independent review could be very successful, but in the event the Company did not score as high as expected or does not have a component, or a client base which gives the Company enough consumer utilization, the review from an independent evaluator could be contingent or qualified. In that event, the Company may experience hesitation from key potential customers which would delay or possibly even prompt potential customers to select another crypto accounting platform. This would negatively impact the financial pro formas and also slow down sales and negatively impact growth.

Ability to Raise Capital
The Company is an early-stage company with significant current and future cash requirements which are needed to penetrate the market. The Company plans on spending significant capital during the next two (2) years in sales and marketing and development. The Company's ultimate growth is dependent on the Company's ability to raise external capital.
The Company has no firm commitments that investors will be willing to contribute capital. If the Company is unable to attract future investment, the business could be substantially harmed. Even if the Company is able to attract financing, it may not be on terms that would be acceptable to the existing investors, and substantial dilution would result.

Risk of Merger Integration
The Company may engage in strategic partnerships or mergers. There can be no guarantee that these partnerships or mergers will be successfully integrated. If the Company is unable to execute necessary mergers or enter into strategic relationships, the business may be harmed.
Restrictions on Resale and Transfer of Membership Certificates; Liquidity of Investment
The Membership Certificates offered hereby have not been registered under the Act or under the securities laws of any state and may not be resold except as provided by Rule 144 unless they are subsequently registered under the Act. The Company is under no obligation to register the Membership Certificates. There is no existing public or other market for the Membership Certificates, and there can be no assurance that any such market will ever develop, or if developed, will be sustained. As a result of the foregoing, investors should not expect to be able to liquidate any portion of their investment in the event of an emergency or for any other reason.

Arbitrary Offering Price
The offering price for the Membership Certificates was determined by the Company without consideration of its relationship to the assets, book value, operating results, or net worth of the Company. Accordingly, the offering price of the Units is no indication of their fair market value or the fair market value of the Company. No assurance can be given that a Membership Certificate, if transferable, could be sold for the offering price or for any other amount. The Company currently has no tangible book value; and after the First Closing, the Company will

have a negative net tangible value. At an investment of one dollar ($1.00) per Membership Certificate, the investors will immediately incur substantial dilution on a net tangible book value basis. See "Selected Financial Information" and "Capitalization" below.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS DISCLOSURE DOCUMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

Risks Related to the Securities

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No Inspection or Information Rights.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will receive a pro rata portion of the proceeds.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled (subject to the liquidation priority) to receive the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Shares equal to the Purchase Amount divided by the Liquidity Price (the "***Cash-Out Amount***"). In a Dissolution Event, the Investor's right to receive the above described amount is junior to payment of outstanding indebtedness and creditor claims and is on par with payments for Common Shares and other Securities who are receiving Proceeds on a similar basis. Accordingly, there is no guarantee that upon the occurrence of a Dissolution Event that Investor will receive the Cash-Out Amount or a return of the initial Purchase Amount. If the Securities have been converted into Class C Shares, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have pre-emptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial .

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Dcbooks is establishing itself as the go to company for all things crypto accounting, covering key verticals such as: invoicing, payroll, reconciliation into existing accounting platforms, token distribution, Smart contract access and Decentralized Finance ("Defi") products.

Dcbooks sits as a layer 2 product allowing companies to integrate Dcbooks accounting tools into their existing software which removes the normal barrier to entry for accounting products. Currently these processes are served by a range of independent companies which work independently from the users software or are dealt with by labor intensive manual processes.

Business Plan

The route to market will be split over Four core areas

1. Research and development

Before the books platform build starts we will be conducting more industry research and analysis to determine how best to support crypto companies in managing there accounting based tasks. We have gained some amazing insight from the research so far which has assisted in shaping the Dcbooks offering

2. Design and buildout

The build for the application covering the UI, back end integration and third party integration to existing accounting platforms, due to the 6 verticals this tool will be addressing there is a large majority of moving parts to the build which will each require dedicated build and testing sprints.

3. Audit and testing

Once the prototype has been completed we will be covering the audit and legal side of the tool making sure it is compliant in each of the locations to be deployed.

The software itself will require multiple tests to make sure any bugs are ironed out prior to launch.

Dcbooks will be working with third party audit companies to test the software and verify the code as well as list the product on their verified list of audited applications. All feedback provided bytes companies will be discussed and likely implemented to improve the Dcbooks product as much as possible.

4. Dcbooks rollout

Once this has been completed Dcbooks will be rolled out for purchase by end users, The first versions of Dcbooks will be distributed as part of the Dcbooks beta testing programme allowing third parties to use the software and provide us with any useful insights from integrating this and using Dcbooks with their existing accounting software.

History of the Business

Dcbooks was founded on the 22nd of April 2022.

The books platform was created off the back of a witnessing a demand in the blockchain space for a blockchain specific accounting software which addresses specific requirements such as dynamic invoicing, Crypto payroll solutions, bulk distribution and smart contracted shared schemes.

To address these issues Dcbooks was founded which integrates with users existing accounting solution to address these requirements.

The Company's Products and/or Services

Product / Service	Description
D-Books Invoicing	An invoicing tool which gives a dynamic price depending on the fluctuating prices
Payroll	A payroll tool which allows employers to setup new employees and distribute earnings via cryptocurrencies through a structured platform
Distribution	A token distribution tool for sending payments to multiple wallet addresses from a CSV or txt file
Reconcile	A reconciliation tool for Reconciling payments with cryptocurrency book keeping, allowing users to allocate pricing to historic transactions and easily import to there accounting software

Smart contract based payment agreement	A tool for creating a token distribution scheme from a single address.

We will be using the proceeds of the offering to:
Develop the Dcbooks platform to a usable standard including integrations with third part accounting software products.

Audit and test the Dcbooks platform to remove any bugs
Beta Testing the software with businesses to gather and implement feedback and changes.

Marketing and rollout of the Dcbooks accounting platform.

Competition

After researching the requirements of the crypto companies in the space it was clear that a comprehensive approach needed to be taken to create a seamless experience which solves the existing challenges around managing crypto within a new or existing business. Competitors cannot achieve this with a single solution as the focus point is on the reconciliation of transactions - Dcbooks makes this easy with six (6) separate verticals, providing a suite of tools. Many of the products featured within Dcbooks were born from real world headaches when dealing
with traditional finance and crypto currency from the five (5) years the team at Dcbooks spent operating crypto based companies.

Given that reconciliations are taking 10 times the normal duration with traditional currencies - no early inexpensive payroll solutions were available for interim needs for staff payments (their only choice was to utilize expensive payroll check entities which charge very high transaction fees. Further, there was no access to products such as Intelligent Contracts and mass token distribution.

Competitor analysis

- **CoinTracker:** CoinTracker is a cryptocurrency portfolio and tax management platform that helps users track their cryptocurrency investments, calculate capital gains, and generate tax reports. It supports integrations with popular exchanges and wallets to automatically import transactions.

- **Koinly:** Koinly is a crypto tax platform that automates the process of calculating capital gains and losses for cryptocurrency transactions. It supports integration with multiple exchanges and wallets, and provides tax reports for various jurisdictions.

- **Accointing:** Accointing is a cryptocurrency portfolio tracking and tax reporting platform that offers features for tracking investments, generating tax reports, and optimizing tax strategies. It supports integration with over 4500 cryptocurrencies and 300+ exchanges.

- **ZenLedger:** ZenLedger is a cryptocurrency tax software that helps users calculate capital gains and losses, generate tax reports, and optimize tax strategies. It supports integration with multiple exchanges, wallets, and DeFi platforms.

- **CryptoTrader.Tax:** CryptoTrader.Tax is a cryptocurrency tax reporting platform that automates the process of calculating capital gains and losses for tax purposes. It supports integration with over 20 exchanges and wallets, and provides tax reports for various jurisdictions.

Supply Chain and Customer Base

Dcbooks is currently in early stage development and has no active customer base.

Intellectual Property

While the Company does not have any patent applications at this time, the Company is spending funds even now jointly working on products and ideas with Rutgers University. The Company will own any IP according to the written contract. Any patents applications submitted would be the property of the Company. However, there is no guarantee that these future patent applications will result in issued patents, nor is there any guarantee of the claims that may be allowed by the USPTO, WIPO, or any other national or regional patent offices. There is also no guarantee that the Company can develop new trade secrets, nor any guarantee that these trade secrets can be maintained in the future.

The Company will do its best to protect its IP with Non-Disclosure Agreements (NDAs), non-compete agreements, written employment agreements and with restricted access to code work.

However, non-compete agreements are not binding in some countries and locations and so the Company will be sure that IP protection is of paramount importance.
Furthermore, there are potential competitors who might try to design around the Company's intellectual property. This is a risk which is very hard to protect from especially in certain countries like China which routinely steal IP. Even holding patents will not protect from this risk. In the future, while patent infringement insurance might provide some funds for a patent infringement defense, if the Company were to even obtain that insurance, the reality is that defending a patent against a well-financed and very large adversary takes years of effort and potentially millions of dollars.

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations. However, there is also the risk that Federal or State legislative changes (and/or international banking or country legislative changes) may impact the cryptocurrency market and that in turn would impact on valuation and sales of Dcbooks products. In order to finance operations, the Company may need to raise additional capital, and there is no guarantee that it will be able to do so, or that it will be able to raise funds at a valuation that would be attractive to existing members.

Litigation

The Company is not currently involved in any litigation or other disputes that could lead to litigation. The Company is unaware of any claims against the Company that could lead to litigation or other forms of legal dispute. The officers, managers, and employees of the Company are not currently involved in any litigation or other disputes relating to the Company, nor are they aware of any pending claims or potential disputes relating to the Company that would involve them as parties.

Other

The Company's principal address is 4236 Pear Plain Lane
Machipongo, VA 23405

The Company conducts business via the online platform in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$6,000	5%	$150,000
Estimated Attorney Fees	10%	$18000	10%	$300,000
Estimated Accountant/Audit or Fees	5%	$9,000	5%	$150,000
General Marketing	15%	$45,000	15%	$450,000
Research and Development	20%	$40,000	20%	$600,000
Future Wages	30%	$56,000	30%	$900,000
Repayment of Debt	0%	$0	0%	$0
General Working Capital	15%	$26,000	15%	$450,000
Total	**100.00%**	**$200,000**	**100.00%**	**$3,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon company discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Pedrini

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman / Chief Technology Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman and CTO, has been in the blockchain industry since 2015 and has built
an existing portfolio of live and upcoming Dapps in the ecosystem. An early adopter of
blockchain and the DeFi market, David is well renowned in the space for his expertise.
Previously working in the data and communications sector, David has a broad technical skillset
for software and network infrastructure which has proved invaluable in the emerging DeFi
market. Dcbooks.com was founded with the purpose of making accounting tasks accessible to all
crypto users and not just developers empowering companies with the power of blockchain
technology through a simple UI.

Education

GNVQ level 2
GCSE's

Name
Charles Floyd

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice Chairman / Chief Executive Officer (Charles)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice Chairman / Chief Executive Officer (Charles) 4/25/2022 - present

Education

Bachelors degree in Biology from University of Richmond, Virginia.

Master of Science in Logistics from the Florida Institute of
Technology.

MBA from Webster University in St. Louis; and an BS in Biology from the
University of Richmond, in Richmond, Virginia.

Graduate of the US Army Command and General Staff College and the Project Management
Institute.

Officers

Name

Charles Floyd

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice Chairman / Chief Executive Officer (Charles)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice Chairman / Chief Executive Officer (Charles) 4/25/2022 - present

Education

Bachelors degree in Biology from University of Richmond, Virginia.

Master of Science in Logistics from the Florida Institute of
Technology.

MBA from Webster University in St. Louis; and an BS in Biology from the

University of Richmond, in Richmond, Virginia.

Graduate of the US Army Command and General Staff College and the Project Management Institute.

Name

David Pedrini

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman / Chief Technology Officer (David)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman / Chief Technology Officer (David).   4/25/2022 - present

Education

GNVQ level 2
GCSE's

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities at 1 May 2024:
17,000,000 units of Members Interest

Type of security	Membership Interest
Amount outstanding	17,000,000
Voting Rights	Pro-Rata Voting Rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Refer to Stock Restriction Agreement below
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	None

Valuation

The Company has ascribed a pre-offering valuation to the Company of $17,000,000 ; and the securities are priced arbitrarily.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Pedrini	77,6 %

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, funding has been received from Shareholders

After the offering, we should have enough liquidity to execute our business plan for 2024. Our main challenge is

a. $500k - Prototype showcasing the 6 different functions in a demo format for potential users and investors

b. $1M - Market ready with limited products (4 of the 6) & Country restrictions

c. $2M - Market ready with all 6 features and no restrictions

d. $3M - Market ready with all 6 features and no restrictions and extended marketing campaign

The Company intends to achieve profitability within the next 12 months by taking the following steps:

Complete development of the Dcbooks platform
Recruitment and team development
Complete testing and validation
Complete Marketing strategy and roadmap
Facilitate customer onboarding

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does intend to make material capital expenditures in the future.

Material Changes and Other Information

The Company does intend to make material changes to its business operations in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 3,000,0000 Units of Membership Interest for up to $3,000,000.00. The Company is attempting to raise a minimum amount of $200,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by 8 May 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $3,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $5000.

.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5% of the amount raised

Stock, Warrants and Other Compensation
$1 per share

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our Operating Agreement in conjunction with the following summary information.

Distributions

All distributions of Distributable Assets or other property shall be
made to the Members, pro rata, in proportion to their respective ownership of the Membership Interests on the date of such distribution. All amounts withheld pursuant to the Code or any provision of state or local tax laws with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section.

All distributions in kind of the Company Assets to the Members shall be made subject to the liabilities relating to such Company Assets incurred or for which the Company has committed prior to the date of termination of the Company and such costs, expenses, and liabilities shall be allocated to the distributes in accordance with this Section 8.2.

The distribution of the Company Assets to the Members in accordance with the provisions of this Section 8.2 shall constitute a complete return to the Members of their Capital Contributions and a complete distribution to the Members of their Membership Interests and of all of the Company Assets. To the extent that a Member returns funds to the Company, such Member shall have no claim against any other Member for such funds.

Allocations

Except as may be required by Section 704(c) of the Code and Treasury
Regulation Section 1.704-1(b)(2)(iv)(f)(4), all items of income, gain, loss, deduction, and credit of the Company for each Fiscal Year shall be allocated among the Members in proportion to their respective percentage ownership of the Membership Interests.

All items of income, gain, loss, deduction, and credit allocable to any Membership Interest that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the Fiscal Year during which each was recognized as owning that Membership Interest, without regard to the results of Company operations during any particular portion of such Fiscal Year and without regard to whether cash distributions were made to the transferor or the transferee during such Fiscal Year, provided, however, that such allocation shall be made in accordance with a method permissible under Section 706 of the Code and the regulations thereunder.

Capital Contributions

Each Member shall be credited with the Capital Contributions made by such Member to the Company prior to the execution of this Agreement, the value of which Capital Contributions is set forth on Schedule A attached hereto.

The Members shall not be obligated to make additional Capital Contributions to the Company.

Transfer

Except as specifically provided in this Article VII of this Agreement, a Transfer to any person of all or any part of any Membership Interest shall not be effective unless and until (a) the Transferor shall first offer the Membership Interest for sale to the Company and/or to the other Members in accordance with this Article VII, (b) the Transferee shall in writing request admission as a new Member, (c) the Transferee is accepted and admitted as a new Member as provided in Section 7.1.5 of this Agreement, and (d) the new Member executes and agrees to be bound by the Agreement. Any attempted Transfer by any Person of any Membership Interest, or any part thereof, other than in accordance with this Article VII, shall be,and is, null and void ab initio.

Withdrawal

A Member shall not receive out of the Company's assets any part of its
Capital Contributions until all liabilities of the Company (including advances by Members pursuant to Section 5.3 hereof but excluding the liabilities to Members on account of their Capital Contributions) have been paid or there remain assets sufficient to pay such liabilities.

Voting and Control

Majority Approval of the Managers Required to Admit New Members Once a Majority of Interests of the Members Approves any new Issuance of Membership Certificates.

Additional Persons may be admitted to the Company as Members, and additional Membership Interests may be created and issued to such Persons and to existing Members at the direction of a majority of the Managers, on such terms and conditions as the Managers may determine at the time of admission and/or issuance. The terms of admission or issuance shall specify the number of Membership Interests issued and may provide for the creation of different classes or groups of Members and having different rights, voting powers (or no voting powers), and duties.

The Managers shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties. Any admission pursuant to this Section 7.2 shall be effective only after the new Member has executed and delivered to the Managers a document including the new Member's notice address and its agreement to be bound by the terms of this Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

The Company, the Managers, and the Members shall not recognize for any purpose any purported Transfer of all or part of a Membership Interest unless and until the provisions of this Article VII have been satisfied and a majority of the Managers have certified to the Company and to the Members that the purported Transfer has been completed.

Other Material Terms

The Company does not have the right to repurchase the Membership Interests.
Refer to LLC agreement.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Dcbooks, LLC
_____
(Issuer)

David Pedrini
_____
(By)

Chairman / Chief Technology Officer
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s David Pedrini
_____
(Signature)

David Pedrini
_____
(Name)

Chairman / Chief Technology Officer
_____
(Title)

July 30, 2024
_____
(Date)

.

/s Charles Floyd
_____
(Signature)

Charles Floyd
_____
(Name)

Vice Chairman / Chief Executive Officer
_____
(Title)

July 30, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcription

EXHIBIT A

Financial Statements



M-E ACCOUNTING & TAX SERVICES, INC.

Sunday, June 2, 2024

Chuck Floyd

DCBOOKS LLC
4236 Pear Plain Ln
Machipongo, VA 23405

Dear Mr. Floyd,

Enclosed please find the audited financial statements for DCBOOKS LLC for the years ended 2022 and 2023, as well as the current year as of May 31, 2024. We have prepared these statements in accordance with generally accepted accounting principles (GAAP) and have conducted a thorough audit to ensure accuracy and compliance with regulatory requirements.

If you have any questions or require further clarification regarding the contents of this report, please do not hesitate to contact us. We are committed to providing you with the highest level of service and support.

Thank you for entrusting us with the preparation of your audited financial statements. We appreciate the opportunity to serve DCBOOKS LLC and look forward to continuing our partnership in the future.

Sincerely,

Motaz Elkhouly
Public Accountant
motaze@metaxservices.net

6103 N Atlantic Ave., Suite H Cape Canaveral, FL 32920 * T. 321.613.3839 * F. 321.613.3974
E-mail MotazE@METaxservices.net
Web www.metaxservices.net

DCBooks LLC

Balance Sheet

As of March 31, 2024

	JUN - DEC, 2022	JAN - DEC 2023	JAN - MAR, 2024
ASSETS			
Current Assets			
Bank Accounts			
Business Checking ONC (7144) - 1	43.59	82.59	5,753.18
Total Bank Accounts	**$43.59**	**$82.59**	**$5,753.18**
Total Current Assets	**$43.59**	**$82.59**	**$5,753.18**
TOTAL ASSETS	**$43.59**	**$82.59**	**$5,753.18**
LIABILITIES AND EQUITY			
Liabilities			
Total Liabilities			
Equity			
Opening balance equity			5,606.59
Owner investments	100.00	660.00	810.00
Retained Earnings		-56.41	-577.41
Net Income	-56.41	-521.00	-86.00
Total Equity	**$43.59**	**$82.59**	**$5,753.18**
TOTAL LIABILITIES AND EQUITY	**$43.59**	**$82.59**	**$5,753.18**

Accrual Basis Sunday, June 2, 2024 02:52 PM GMT-04:00 1/1

DCBooks LLC

Profit and Loss

June 2022 - March 2024

	JUN - DEC, 2022	JAN - DEC 2023	JAN - MAR, 2024	TOTAL
Income				
Total Income				$0.00
GROSS PROFIT	$0.00	$0.00	$0.00	$0.00
Expenses				
Business licences		379.00	50.00	$429.00
General business expenses				$0.00
Bank fees & service charges	56.41	142.00	36.00	$234.41
Total General business expenses	56.41	142.00	36.00	$234.41
Total Expenses	$56.41	$521.00	$86.00	$663.41
NET OPERATING INCOME	$ -56.41	$ -521.00	$ -86.00	$ -663.41
NET INCOME	$ -56.41	$ -521.00	$ -86.00	$ -663.41

DCBooks LLC

Business Checking ONC (7144) - 1, Period Ending 03/29/2024

RECONCILIATION REPORT

Reconciled on: 06/02/2024

Reconciled by: Motaz Elkhouly

Any changes made to transactions after this date aren't included in this report.

Summary	USD
Statement beginning balance	5,606.59
Checks and payments cleared (22)	-6,163.41
Deposits and other credits cleared (6)	6,310.00
Statement ending balance	5,753.18
Register balance as of 03/29/2024	5,753.18
Cleared transactions after 03/29/2024	0.00
Uncleared transactions after 03/29/2024	-107.00
Register balance as of 06/02/2024	5,646.18

Details

Checks and payments cleared (22)

DATE	TYPE	REF NO.	PAYEE	AMOUNT (USD)
08/11/2022	Expense	PNC2022-08	PNC Bank	-26.41
10/31/2022	Expense	PNC2022-10	PNC Bank	-10.00
11/01/2022	Expense	PNC2022-12	PNC Bank	-10.00
12/01/2022	Expense	PNC2022-12	PNC Bank	-10.00
01/03/2023	Expense	PNC2023-01	PNC Bank	-10.00
02/01/2023	Expense	PNC2023-02	PNC Bank	-12.00
03/01/2023	Expense	PNC2023-03	PNC Bank	-12.00
03/01/2023	Check	1000	Harvard	-379.00
04/03/2023	Expense	PNC2023-04	PNC Bank	-12.00
05/01/2023	Expense	PNC2023-05	PNC Bank	-12.00
06/01/2023	Expense	PNC2023-06	PNC Bank	-12.00
07/03/2023	Expense	PNC2023-07	PNC Bank	-12.00
08/01/2023	Expense	PNC2022-08	PNC Bank	-12.00
09/01/2023	Expense	PNC2022-09	PNC Bank	-12.00
10/02/2023	Expense	PNC2023-10	PNC Bank	-12.00
11/01/2023	Expense	PNC202311	PNC Bank	-12.00
12/01/2023	Expense	PNC2023-12	PNC Bank	-12.00
01/02/2024	Expense	PNC2024-01	PNC Bank	-12.00
02/01/2024	Expense	PNC2024-01	PNC Bank	-12.00
03/01/2024	Expense	PNC2024-03	PNC Bank	-12.00
03/04/2024	Expense		Chuck Floyd	-5,500.00
03/05/2024	Check	1001	Harvard	-50.00
Total				**-6,163.41**

Deposits and other credits cleared (6)

DATE	TYPE	REF NO.	PAYEE	AMOUNT (USD)
07/26/2022	Deposit		Chuck Floyd	100.00
01/17/2023	Deposit		Chuck Floyd	200.00
02/22/2023	Deposit		Chuck Floyd	260.00
11/08/2023	Deposit		Chuck Floyd	100.00
02/28/2024	Deposit		Chuck Floyd	5,550.00
03/04/2024	Deposit		Chuck Floyd	100.00
Total				**6,310.00**

Additional Information

Uncleared checks and payments after 03/29/2024

DATE	TYPE	REF NO.	PAYEE	AMOUNT (USD)
05/01/2024	Expense			-107.00
Total				-107.00

.

EXHIBIT B

Video Transcript

Hello, I'm David Pedrini, Founder of Dbooks.

At Dbooks, we understand the challenges blockchain companies face when managing their finances. Our mission is to simplify these processes with our innovative, all-in-one accounting platform.

Dbooks integrates directly with your existing accounting software such as sage Quickbooks or Xero, we can also link with your commerce software such as shopify, sumup or square. and directly with your bank accounts, saving you time and automating complex tasks.

Blockchain companies often struggle with limited tooling available for managing financial tasks like crypto payroll, account reconciliations, and token distribution.

 Dbooks solves this by providing a comprehensive toolkit that integrates seamlessly with your current systems. With our user-friendly interface, you can efficiently manage both fiat and cryptocurrency transactions.

So why invest in Dbooks?, we offer six powerful features: Reconcile, Invoicing, Payroll, Distribution, Share Schemes, and DeFi management.

Second, we have a proven track record building applications in the Defi space and many interviews with crypto based businesses highlighting a requirement for this solution.

The cryptocurrency market has grown exponentially in recent years. This growth presents a huge opportunity for Dbooks to scale and support the increasing demand from new and existing businesses in the crypto space.

Our experienced team has been working together since 2018 on blockchain projects and is dedicated to driving innovation and excellence in the crypto accounting space.

Join us in transforming the future of accounting. Visit our website to learn more and invest in Dbooks today!